November 22, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Eric M. Envall, Esq.
Re:	Exeter Finance Corporation Request for Withdrawal of Registration Statement on Form S-1 File No. 333-229164
Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Exeter Finance Corporation (the “Registrant”) hereby respectfully requests that the Registration Statement on Form S-1 (File No. 333-229164), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2019, be withdrawn effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Registrant’s legal counsel, Laura Kaufmann Belkhayat of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2439 or Laura.Kaufmann@skadden.com.

Very truly yours,

Exeter Finance Corporation

By:	/s/ Jason Grubb
Name:	Jason Grubb
Title:	Chief Executive Officer

cc:	Jason Grubb, Chief Executive Officer, Exeter Finance Corporation
Laura Kaufmann Belkhayat, Skadden, Arps, Slate, Meagher & Flom LLP